Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, CNL Healthcare Properties, Inc. (the “Company”) had Common Stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Stock is not listed on a national securities exchange.

The following is a description of the material rights of the Common Stock and related provisions of the Company’s Third Articles of Amendment and Restatement, as amended (the “Articles”), Third Amended and Restated Bylaws (the “Bylaws”), and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws, and applicable Delaware law.

Authorized Capital Stock

The Articles authorize the Company to issue up to 1,620,000,000 common shares, par value $0.01 per share (“Common Stock”), 300,000,000 excess shares, par value $0.01 per share (“Excess Shares”), and 200,000,000 preferred shares, $0.01 par value per share (“Preferred Stock”). As of December 31, 2021, the Company had 173,960,540 shares of Common Stock and no Excess Shares or shares of Preferred Stock outstanding.

Dividend Rights

The holders of shares of Common Stock are entitled to receive dividends when declared by the Company’s board of directors subject to any preferential rights with respect to the payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding, if any.

Voting Rights

The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Company in liquidation, the aggregate assets available for distribution to holders of Common Stock shall be determined in accordance with applicable law. Subject to the liquidation rights of the Excess Shares, each holder of Common Stock shall be entitled to receive, ratably with each other holder of Common Stock, that portion of such aggregate assets available for distribution to the Common Stock as the number of the outstanding shares of Common Stock held by such holder bears to the total number of outstanding shares of Common Stock.

Other Rights and Preferences

Holders of shares of Common Stock do not have preemptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares of Common Stock. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock or Excess Shares which are outstanding or which the Company may designate and issue in the future.

Fully Paid and Nonassessable

All of the outstanding shares of Common Stock are fully paid and nonassessable.

Transfer Agent

The transfer agent for the Common Stock is DST Systems, Inc.

Restriction of Ownership

To qualify as a REIT under the Internal Revenue Code (the “Code”), among other things, (i) not more than 50% of the value of the Company’s outstanding stock may be owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; (ii) the Company’s stock must be beneficially owned (without reference to any attribution rules) by 100 or more Persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (iii) certain other requirements must be satisfied.

To ensure that the Company satisfies these requirements, among other purposes, the Articles restrict the direct or indirect ownership (applying certain attribution rules) of shares of Common Stock and Preferred Stock by any Person to no more than 9.8%, by number or value, of the outstanding shares of such Common Stock or 9.8%, by number or value of any series of Preferred Stock (the “Ownership Limitation”). It is the responsibility of each Person owning or deemed to own more than 5% of the outstanding shares of Common Stock or any series of outstanding Preferred Stock to give the Company written notice of such ownership. In addition, to the extent deemed necessary by the board of directors, the Company can demand that each stockholder disclose to the Company in writing all information regarding the beneficial and constructive ownership (as such terms are defined in the Articles) of the Common Stock and Preferred Stock. However, the Articles generally provide that the board of directors, upon a receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence, representations or undertakings acceptable to the board of directors, may, in its sole discretion, waive the application of certain transfer restrictions or the 9.8% ownership limit to a Person if the board of directors determines that such Person’s ownership of Common Stock and/or Preferred Stock will not jeopardize the Company’s status as a REIT under the Code. In addition, the restrictions on transfer, ownership limitations and information requirements will not apply if the board of directors determines that it is no longer in the Company’s best interest to attempt to qualify, or to continue to qualify, as a REIT under the Code.

Subject to the board of directors’ ability to waive certain of the following restrictions in certain circumstances (as described above), transfers of shares of Common Stock or Preferred Stock or other events that would create a direct or indirect ownership of such stock that would (i) violate the ownership limit; (ii) result in the Company’s disqualification as a REIT under the Code, including any transfer that results in (A) the Common Stock and/or Preferred Stock being beneficially owned by fewer than 100 Persons or (B) the Company being “closely held” within the meaning of Section 856(h) of the Code; or (iii) potentially jeopardize the Company’s status as a REIT under the Code, will be null and void and of no effect with respect to the shares in excess of the applicable limit and, accordingly, the intended transferee (or “prohibited owner”) will not acquire any right or interest in such shares. Any shares owned or transferred in excess of an applicable limitation will be automatically exchanged for Excess Shares and will be transferred by operation of law to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a Person or entity who could own the shares without violating the applicable limit and distribute to the prohibited owner an amount equal to the lesser of:

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the proceeds of the sale;

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the price paid for the stock in excess of the applicable limit by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event; or

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the pro rata amount of the prohibited owner’s initial capital investment in the Company properly allocated to such excess shares.

All dividends and other distributions received with respect to the Excess Shares prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the prohibited owner will be distributed to the beneficiary of the trust. In connection with any liquidation, however, the trust must distribute to the prohibited owner the amounts received upon such liquidation, but the prohibited owner is not entitled to receive amounts in excess of the price paid for such shares by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event. In addition to the foregoing transfer restrictions, the Company has the right, for a period of 90 days during the time any Excess Shares are held by the trust, to purchase all or any portion of such Excess Shares for the lesser of the price paid for such shares by the prohibited owner (or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event) or the market price of our stock on the date the Company exercises its option to purchase, which amount will be paid to the prohibited owner. In all instances, the market price will be determined in the manner set forth in the Articles.

The term “Person” means an individual, corporation, partnership, trust, joint venture, limited liability company or other entity or association.

The ownership limits may have the effect of delaying, deferring or preventing a change of control of the Company.

Anti-Takeover Effects of the Articles, Bylaws and Maryland Law

There are provisions in the Articles and bylaws and under Maryland law, where the Company is organized as a corporation, that may discourage a third party from making a proposal to acquire the Company, even if some of the Company’s stockholders might consider the proposal to be in their best interests. These provisions include the following:

The Articles authorize the Company’s board of directors to issue up to 200,000,000 shares of Preferred Stock without stockholder approval. In addition, without stockholder approval, the board of directors may designate new classes or series of common stock. The board of directors may determine the relative rights, preferences and privileges of each class or series of common stock or Preferred Stock so issued. Because the board of directors has the power to establish the preferences and rights of each class or series of common stock or Preferred Stock, it may afford the holders of any series or class of stock preferences, powers and rights senior to the rights of holders of Common Stock outstanding. The issuance of common stock or Preferred Stock could have the effect of delaying or preventing a change in control.

To maintain the Company’s qualification as a REIT for federal income tax purposes, not more than 50% in value of the Company’s outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals at any time during the last half of any taxable year. As described above under Restriction of Ownership, to maintain this qualification, and/or to address other concerns about concentrations of ownership of the Company’s stock, the Articles generally prohibit ownership (directly, indirectly by virtue of the attribution provisions of the Code, or beneficially as defined in Section 13 of the Securities Exchange Act) by any single stockholder of more than 9.8% of the issued and outstanding shares of any class or series of the Company’s stock. As described above, under the Articles, the board of directors may in its sole discretion waive or modify the ownership limit for one or more Persons, but it is not required to do so even if such waiver would not affect the Company’s qualification as a REIT. These ownership limits may prevent or delay a change in control and, as a result, could adversely affect the Company’s stockholders' ability to realize a premium for their shares of common stock.

The Bylaws generally require notice at least 120 days and not more than 150 days before the anniversary of the prior annual meeting of stockholders in order for a stockholder to (i) nominate a director, or (ii) propose new business other than pursuant to the notice of the meeting by, or on behalf of, the directors. Further, the Bylaws generally require notice at least 60 days and not more than 90 days prior to a special meeting of stockholders called for the purpose of electing one or more directors. These provisions may prevent or delay a change in control by restricting the ability of an acquiror to take steps to exert control or influence over the board of directors.

As a Maryland corporation, the Company is subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions may occur, which may delay or prevent offers to acquire the Company or increase the difficulty of completing any offers, even if they are in the Company’s stockholders' best interests. The Maryland Business Combination Act provides that certain business combinations (including mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland corporation and any Person who beneficially owns 10% or more of the voting power of such corporation’s outstanding voting stock or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of such corporation (an “Interested Stockholder”) or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of such corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as determined by statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. In addition, other provisions of the Maryland General Corporation Law permit the board of directors to make elections and to take actions without stockholder approval (such as classifying the Company’s board or directors such that the entire board of directors is not up for re-election annually) that, if made or taken, could have the effect of discouraging or delaying a change in control.